EXHIBIT 3.2b



                         Copy of Article II, Section 2 of Bylaws
                            of The United Illuminating Company



         SECTION 2. Special Meetings. Special meetings of the shareholders may be called at any time by the President, or in his absence or disability by a Vice President, and shall be called on the request in writing or by a vote of a majority of the Board of Directors or upon the written request of the holders of not less than 35 percent of the voting power of all shares entitled to vote at the meeting. Special meetings of the shareholders may be held at such place within the State of Connecticut as is specified in the notice or call of such meeting.